EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three Months		Year Ended December 31,
	ended March 31,
	2009	2008	2007	2006	2005	2004
Fixed Charges:
Interest expense	$1,548,881	$4,787,748	$2,799,194	$1,555,671	$1,802,042	$1,208,362
Imputed interest on the rental expenses	$104,127	$210,437	$130,516	$36,298	--	--
Amortized premiums, discounts and capitalized expenses
related to indebtedness	--	--	--	--	--	--
An estimate of the interest within rental expense	--	--	--	--	--	--
Preference security dividend requirements of consolidated
subsidiaries	--	--	--	--	--	--
Total fixed charges	$1,653,008	$4,998,185	$2,929,710	$1,591,969	$1,802,042	$1,208,362

Preference Security Dividend:	--	--	--	--	--	--

Earnings:
pre-tax income	$10,459,844	$33,845,605	$19,956,860	$4,692,414	$6,343,156	$2,873,006
fixed charges	$1,653,008	$4,998,185	$2,929,710	$1,591,969	$1,802,042	$1,208,362
amortization of capitalized interest	--	--	--	--	--	--
distributed income of equity investees	--	--	--	--	--	--
share of pre-tax losses of equity investees	--	--	--	--	--	--
Less:					--	--
interest capitalized	--	--	--	--	--	--
preference security dividend requirements of consolidated	--	--	--	--	--	--
subsidiaries
the non-controlling interest in pre-tax income of
subsidiaries that have not incurred fixed charges	--	--	--	$15,047	$76,429	$19,992
Total earnings	$12,112,852	$38,843,790	$22,886,570	$6,269,336	$8,068,769	$4,061,376

Ratios
Earnings to fixed charges	7.33	7.77	7.81	3.94	4.48	3.36
Sum of fixed charges and preference dividends to	0.14	0.13	0.13	0.25	0.22	0.30
earnings

Pro forma ratios (excluding interest expenses)
Earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A
Sum of fixed charges and preference dividends to	--	--	--	--	--	--
earnings